February 9, 2011

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Ryanair Holdings, plc
Annual Report on Form 20-F for the year ended March 31, 2010
Filed July 20, 2010
File No. 00-29304

Dear Ms. Shenk:

Ryanair Holdings, plc (‘Ryanair’ or ‘the Company’) refers to the Staff's comment letter dated January 26, 2011, on the above referenced annual report on Form 20-F for the year ended March 31, 2010.

Set forth below are the responses of the Company to the Staff’s comments.  For your convenience, each comment is repeated below prior to the Company’s response.

In accordance with the Staff's request, we are submitting this letter through EDGAR under the label “corresp”, as well as providing this copy to the Staff via fax.

Form 20-F for the fiscal year ended March 31, 2010

Risk Factors, page 6

1
We note your decision to freeze development in the U.K. and reduce flights, of which such flights represented 24.1% of total flights in fiscal 2010.  We also note that your growth has been largely dependent on flights to and from the U.K.  Please expand your results operations section to discuss how this decision impacted your results of operations and the anticipated impact on future operations.

Response:

In response to the Staff’s comment, we can confirm that the Company’s decision to freeze growth in the U.K. did not have a material impact on the results of the Company for the year ended March 31, 2010 and, at present, is not anticipated to have a material impact on future operations, for the reasons outlined below. We will comply with the Staff’s comment by including explanatory wording similar to that set forth in the following paragraphs to clarify any such impact, to the extent applicable, in our next Form 20-F and future filings.

Ryanair continues to adopt a strategy of deploying its highly flexible fleet to markets where it believes it can achieve the best return.  Historically, the U.K market accounted for a significant proportion of Ryanair’s total flights operated.  By way of example, these flights represented 36% of total flights in fiscal 2006, and had fallen by 33% to 24% of total flights in fiscal 2010.

However, over the past five years, Ryanair has continued to expand in  European countries outside the U.K., and as a result, the importance of the U.K. market to us has significantly declined, thus mitigating the significance of the risks associated with, and impact of, our decision to freeze growth in the U.K.  We currently expect this trend to continue in fiscal 2011.

This is evidenced by the fact that in the fiscal year ended March 31, 2010, of the Company’s eight new bases which were opened, (Bari, Brindisi, Faro, Leeds, Oslo Rygge, Pescara, Porto and Trapani), only one was located in the U.K. (Leeds).   In addition, of the 284 new routes launched during the year, only 28% involved one or more U.K. airports.

Results of operations
Maintenance, Materials, and Repairs, page 45

2
 We note your disclosure that the increase in maintenance in absolute terms reflected the increase in the average number of leased Boeing 737-800 aircraft, which grew from 40 to 50 during the year.  Because you begin to accrue for the cost of lease return conditions at the inception of the lease term, it would appear that these costs may have contributed to the absolute increase in maintenance costs in 2010.  If so, please quantify for us this factor and please also describe for us any other ways in which the increase in leased aircraft caused maintenance expense to increase.

Response:

We advise the Staff supplementally that the increase in maintenance, materials and repair expenses in absolute terms was €19.2 million in fiscal 2010, which included increased maintenance costs of €3.5 million in respect of ten additional leased aircraft which were delivered throughout fiscal 2010.  These ten additional operating leases did not have any other significant impact on maintenance expense apart from contributing to an increase in normal base and line maintenance requirements.

The remainder of the increase in these expenses in fiscal 2010 was primarily attributable to; (i) costs associated with the increased number of hours flown between fiscal 2009 and fiscal 2010, amounting to approximately €8.8 million; and (ii) costs of restitution of major life-limited parts of €6.9 million, in relation to ten leased aircraft, scheduled to be returned to lessors in fiscal 2011.

Liquidity and Capital Resources, page 49

3.
We note that you entered into an agreement in 2009 with a syndicate of banks to provide financing for future aircraft deliveries through 2012.  Please disclose the unused balance of funds under this agreement that is available for these future deliveries.

Response:

We advise the Staff supplementally that at March 31, 2010, 29 future Boeing 737-800 aircraft deliveries were scheduled to be financed under this structure, with an available and unused balance of approximately $844.0 million.  At June 30, 2010, the balance sheet date immediately prior to the filing of the 20-F, the Company had drawn down financing in relation to a further 18 aircraft under the facility.  Accordingly, at that date there were 11 Boeing 737-800 deliveries due to be financed under the facility, with an unused and available balance of approximately $320.0 million.  All of these 11 aircraft were subsequently delivered and financed between June 30, 2010 and January, 31, 2011. Accordingly, there is currently no balance outstanding and available for drawdown under the facility referred to above.

We will comply with the Staff’s comment by including similar disclosure with respect to the unused balance of any funds available, under agreement, for future aircraft deliveries, to the extent applicable in our next Form 20-F and future filings.

Note 1 Significant Accounting Policies
Aircraft Maintenance Costs, page F-11

4.	Please clarify for us and in your policy disclosure how you account for the cost of maintenance for aircraft and related components held under operating leases.

Response:

We respectfully note that the Company’s accounting for maintenance for aircraft and related components held under operating lease was the subject of previous correspondence with the Staff, arising from its review of the Company’s Form 20-F for the year ended March 31, 2009, during the period from March to July, 2010.

In respect of aircraft held under operating lease, the Company has a contractual obligation to maintain the condition of its aircraft under the terms of operating lease agreements.  In order to fulfil such lease conditions, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. Since operating lease payments do not include any amount for these major overhauls, these costs are separately borne by the Company.

Applying the guidance under paragraph 14 of IAS 37 to our aircraft held under operating lease, provision is made for aircraft maintenance costs over the lease term, as a present obligation arises from a past event, being the right of use of the aircraft arising from the contractual terms of the lease agreements, and outflows of economic benefits are required that can be readily estimated.

Furthermore, under IAS 37 paragraphs 17 – 19, the past event that leads to a present obligation to provide for airframe and engine maintenance costs is the signing of a lease contract.  The subsequent utilisation of airframe, engines and other major life-limited components, during the normal course of business, i.e. the actual number of hours flown or cycles operated during the period of the lease, is the present obligation that arises from the contractual terms of the respective operating lease agreements.  Because of the terms of the operating lease contracts, these maintenance costs associated with past usage of aircraft will be incurred by Ryanair regardless of Ryanair’s future actions.

Accordingly, the estimated airframe and engine maintenance costs are accrued and charged to profit or loss over the lease term for this contractual obligation, in conjunction with Ryanair’s usage of the aircraft.  The provision is based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts requirements of the contract. The estimated future costs are calculated by reference to the number of hours flown or cycles operated in a period, multiplied by the rate per hour or rate per cycle, respectively, as specified in third party maintenance provider contracts.

Our fleet of aircraft comprises a single homogenous type of Boeing 737-800 series aircraft, which allows us to make reliable estimates, based on our own past experience with respect to both cost and timing of overhaul, in addition to third party manufacturer guidelines.   In estimating the expected future costs and timing associated with the specified maintenance return condition obligations, the Company relies upon its own past experience of actual maintenance costs incurred, across its fleet of owned and leased aircraft, and information and experience from long term maintenance agreements in place with third party maintenance providers, which allow us to make reliable estimates of future airframe and engine maintenance costs.

In response to the Staff’s comment, we intend to revise our disclosures in the footnotes to the 2011 financial statements to be included in our next Form 20-F (the excerpt below is marked against equivalent disclosures in the Company’s 2010 20-F, with the new text in bold) as follows:

“Aircraft maintenance costs
The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return.  In order to fulfil such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor.  The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss ~~A provision is made~~ over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair’s aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair. While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the ‘head lease’ notwithstanding any such sub-leasing.

All other maintenance costs, other than major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts costs associated with leased aircraft, are expensed as incurred.”

Revenues, page F-13

5.
We note your policy that unused tickets are recognized as revenue on a systematic basis.  Please tell us and revise your disclosure to clarify what you mean by “on a systematic basis” and to the extent you mean over a specified period of time, please state when this period begins and ends.

Response:

We advise the Staff supplementally, that Ryanair’s passenger ticket sales comprise two elements; (i) the non-refundable (other than for flight cancellations) air fare charged to a customer for the provision of air transport service; and (ii) government taxes which are required to be charged on passenger tickets.

Ryanair recognises the air fare element as revenue when the passenger has flown and Ryanair has fulfilled its contractual obligation.  In respect of the government tax component, Ryanair acts as a collection agent for the relevant government agency and must pay the taxes once the passenger has flown.  Accordingly, it does not include such amounts in passenger revenue.  Ryanair records a liability when the amounts are collected from the customer and reduces the liability when payments are made to the applicable government agency.

For unused/time expired tickets, the government taxes are, in law, treated as held on trust for the ticket holder and can be required to be refunded to the ticket holder on application.  This legal right to a refund expires after six years from the date of the forfeited flight.

Accordingly, Ryanair maintains a provision, within unearned revenue, for potential passenger tax refund claims attributable to unused tickets.

Unused passenger tickets are released from unearned revenue and are recognised in revenue, six months after the flight date has passed for the air fare element, and 18 months after the flight date has passed for the government taxes element.

The unused passenger ticket provision is maintained on a combined basis as a single account balance, comprising the deferral of the air fare element for six months after the flight date has passed and the deferral of the government taxes element for 18 months after the flight date has passed.  Applying the guidance under paragraphs 36 to 39 of IAS 37, Ryanair believes this provision represents a reasonable approximation of the potential expenditure required to settle the present obligation, being the tax refunds that it could possibly be legally required to pay out to passengers for all unused tickets once the flight date has passed.  In Ryanair’s experience, almost all passengers entitled to make a tax refund claim would do so within 18 months of the scheduled departure date.

Twelve months of time expired revenues and taxes are therefore recognised in revenue in each financial year.

The Company has consistently applied this accounting model to recognise unused ticket revenue in income in each financial period.

In response to the Staff’s comment, we intend to revise our disclosures in the footnotes to the 2011 financial statements as follows:

“Revenues
Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes.  Revenue from the sale of flight seats is recognised in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and a provision for government tax refund claims attributable to unused tickets, and is included in accrued expenses and other liabilities.  Revenue, net of government taxes, ~~It~~ is released to the income statement as passengers fly. Unused tickets are recognised in ~~as~~ revenue on a systematic basis, such that twelve months of time expired revenues are recognised in revenue in each fiscal year. Miscellaneous fees charged for any changes to flight tickets are recognised in revenue immediately.

Ancillary revenues are recognised in the income statement in the period the ancillary services are provided.”

*            *           *            *           *            *            *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need.

Yours sincerely,

Howard Millar
Chief Financial Officer

Copy: Ms. Theresa Messinese